UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 10, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 -- CF# 30904
_____

   CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2014, as amended on July 9, 2014.

   Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22E	through February 28, 2017
Exhibit 10.22F	through February 28, 2017
Exhibit 10.22G	through February 28, 2017
Exhibit 10.22H	through February 28, 2017
Exhibit 10.23AD	through December 31, 2017
Exhibit 10.23AE	through December 31, 2017
Exhibit 10.24V	through March 31, 2017
Exhibit 10.24W	through March 31, 2017
Exhibit 10.24X	through March 31, 2017
Exhibit 10.24Y	through March 31, 2017
Exhibit 10.24Z	through March 31, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary